================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For May 31, 2004


                        International Uranium Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                 Independence Plaza, Suite 950, 1050 Seventeenth
                            Street, Denver, CO 80265
                 -----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]                       Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


================================================================================

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             International Uranium Corporation
                                             ---------------------------------
                                                      (Registrant)


Date:  June 2, 2004                          By:  /s/  Ron F. Hochstein
       ------------------                         ---------------------
                                                  Ron F. Hochstein, President





                                  EXHIBIT INDEX


Exhibit Number         Description
--------------         -----------
      1                Second Quarter Report for six months ended March 31, 2004

REPORT TO SHAREHOLDERS
2ND QUARTER 2004
(U.S. DOLLARS)

Through the first six months of fiscal 2004 uranium prices have increased over 43%, from $12.20 per pound U3O8, on September 30, 2003 to $17.50 per pound by the end of March, 2004. Due to a lack of spot market activity, prices have leveled off at $17.75 per pound; however, activity in the latter part of 2004 is anticipated which could result in further increases in the uranium spot price. The uranium market supply and demand fundamentals are in a period of significant change and uncertainty and as illustrated in the figure below, point to the need for additional primary mine production. Over the past twenty years, the production deficit has been made up from secondary supplies, such as government and utility inventories and downblending programs, all of which have a finite supply. In addition, the impact of Russia attempting to terminate a long term contract in November 2003, for the supply of high enriched uranium ("HEU") material with Globe Nuclear Services and Supply GNSS, Limited ("GNSS"), which is the largest seller of HEU feed to U.S. utilities, has created an additional sense of uncertainty in the market, and contributed to the increase in the uranium spot price.


[U308 PRODUCTION VS DEMAND LINE CHART]


As a result of the continued increase in the uranium price, International Uranium Corporation ("IUC" or the "Company") is expanding its uranium exploration activities in both Canada and Mongolia.

In the Athabasca Basin region of northern Saskatchewan, Canada, the Company acquired an interest in the Moore Lake uranium exploration property in the first quarter from JNR Resources Inc. ("JNR"). The Athabasca Basin region hosts the world's richest uranium reserves. The Company's exploration properties are located near to Cameco Corporation's McArthur river uranium mine, the world's largest uranium mine with annual capacity of 18 million pounds U3O8. This region fuels well over 10% of the United States' electrical power needs and accounts for approximately thirty percent of the world's uranium production. In addition to the property interest acquired last quarter, the Company also acquired 1.5 million shares of JNR during the quarter to bring its total share position to approximately 6% of the outstanding shares of JNR.

The Company and JNR initiated a drilling program on the Moore Lake property which focused on following up on the high grade Maverick zone discovery hole, which was drilled by Kennecott (the previous operator) and JNR in 2000, and reconnaissance drilling to further determine the potential extent of the mineralizing system. A total of 6,747 meters were drilled in 19 drill holes during the successful winter program. The results not only expanded the extent of the known high grade Maverick zone, but also significantly expanded the extent of the mineralizing system. The first eight holes of the 2004 program focused primarily on the high grade Maverick zone and returned two new high grade uranium intercepts in Holes ML-29 and ML-35. Hole ML-29, based on probe results, returned a grade equivalent of 1.3% U3O8 over 7.5 meters (261.5 to 269.0 m), including 2.3 meters of 3.6% U3O8. Within the higher grade core there was one continuous 0.5 meter sample that assayed 7.91% U3O8. Hole ML-35 intersected 11.1 meters of uranium mineralization (262.4 to 273.5 m). The upper 4.9 meters was low-grade sandstone-hosted mineralization that assayed 0.05% U3O8. Immediately beneath that was a 0.7 meter section of lost core, followed by 5.5 meters that assayed 1.61% U3O8, including a 1.5 meter interval grading 5.3% U3O8. The 0.7 meter lost core interval returned a grade equivalent of 2.69% U3O8, based on probe results.

The drill program was shut down in mid-April for spring break-up and will restart in early June. The summer drill program will again focus on the expansion of the high grade zone with more close-spaced drill holes in the Maverick zone, as well as additional reconnaissance drilling on the Maverick zone conductor and drilling on the other identified prospective conductors on the Moore Lake project.

In addition to the drilling program on the Moore Lake project, the Company also carried out a 1,250 line-kilometer airborne geophysical program on the Pendleton Lake, Cigar Lake South and Key Lake South projects. Currently the Company's land position on both optioned and 100% owned property is over 135,000 hectares. The Company is planning its 2004 summer exploration program which, in addition to the Moore Lake drilling program, will include additional geophysics and soil and boulder sampling on a number of project areas.

In addition to the Company's Canadian exploration program, the Company has begun planning a summer exploration program on its Gurvan-Saihan Joint Venture in-situ leach uranium project in Mongolia. The Company is anticipating a reconnaissance geological field program as well as drilling of new prospect areas.

With respect to IUC's U.S. uranium properties, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to recommence its U.S. mining activities; however, the Company has commenced studying the feasibility of restarting some of these mines in light of the increase in uranium price and market projections.

In March of 2004, the Company announced that it has entered into a letter agreement to sell its base and precious metal exploration properties to Fortress IT Corp. ("Fortress") in consideration for 28 million shares of Fortress, which will give the Company a 59% interest in Fortress. The various regulatory and legal approvals for the transaction are progressing with the transaction anticipated to close in June, 2004. This transaction will enable IUC to focus on its uranium exploration and production opportunities, while still maintaining the capability to recognize any increase in value in the base and precious metal properties through its shareholding in Fortress.

In the U.S., the Company continues to focus on developing its alternate feed business as a feed source for the Company's White Mesa Mill (the "Mill"). During the quarter, the Mill began receiving material from a commercial generator and continued to receive material from the Linde FUSRAP site, although volumes from the Linde site were reduced during the second quarter of fiscal 2004 as compared to previous quarter receipts. In addition to the forgoing material, the Company continues to receive deliveries of alternate feed materials from another uranium producer. While the Company does not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which can then be sold. As of the end of the second quarter of fiscal 2004, there was approximately 6,225 tons of this material at the Mill, which contains approximately 430,000 lbs of uranium. The Company is currently evaluating the feasibility of processing these materials during 2004.

On its Urizon alternate feed program with Nuclear Fuel Services, Inc. ("NFS"), NFS and the Company are continuing to investigate the potential for alternative commercial opportunities to move the program forward. In April of 2003, NFS submitted a proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other programmatic needs. The material that was the focus of the Urizon program is still held by the DOE, and NFS and the Company are evaluating alternatives to move forward without government funding.

With respect to the Company's Moab project, the U.S. Department of Energy ("DOE") has delayed the release of the draft Moab Tailings Environmental Impact Statement ("EIS") until the fall of 2004. Originally the draft EIS was to be released in April of this year. The Company's proposal to relocate the Moab tailings pile to the Mill using slurry pipeline technology is one of five alternatives currently being considered in the scope of the EIS.

For the first six months of fiscal 2004, the Company recorded a net loss of $1,621,013 ($0.02 per share), as compared to net income of $5,089,601 ($0.08 per share) on revenues of $9,091,904 for the first six months of fiscal 2003. This difference is primarily due to the fact that the Mill was processing alternate feed materials during the same period of fiscal 2003, which generated operating profits. The Mill is currently on stand-by. The Company continues to have a strong cash and short term investment position of $10,074,209.

The Company is now seeing a level of activity not seen since 1997-98 with exploration activities in Mongolia and Canada and alternate feed activities at its White Mesa Mill in Utah. The currently improved uranium market fundamentals and optimistic forecasts are encouraging, and the Company is continuing to evaluate opportunities to expand and develop its existing portfolio of uranium assets.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended March 31, 2004 is written as of May 28, 2004 and should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Mill. In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices. In addition, the Company is engaged in precious and base metals exploration in Mongolia.

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture indefinitely, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia.

As a result of the recent increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties during the first quarter of fiscal 2004. While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to recommence its U.S. mining activities, which have a higher cost of production.

In addition to its exploration programs, the Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

REVENUES

Revenues for the second quarter of fiscal 2004 consisted of revenue from vanadium sales and fees from engineering services. Revenues for the second quarter and first six months of fiscal 2004 were $1,644,638 and $2,035,262, respectively as compared to $4,817,797 and $9,091,904 for the comparable periods in fiscal 2003. The decrease in revenue of $3,173,159 and $7,056,642 in fiscal 2004 over 2003 is due to the fact that the Mill has been on stand-by since May 2003. As the Mill is currently on stand-by, alternate feed processing activities during the second quarter of fiscal 2004 consisted primarily of receipt of material from Linde and another commercial generator.

The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. Fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

During the second quarter the Company sold its inventory of vanadium as blackflake, leaving an ending inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $4.50 to $6.00 per pound V2O5. The Company is continuing to evaluate opportunities to sell its vanadium pregnant liquor inventory.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde site, and alternate feed material from another commercial generator, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of March 31, 2004, there were approximately 6,200 tons of these materials at the Mill, containing approximately 430,000 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

COST OF PRODUCTS AND SERVICES SOLD

In the second quarter of fiscal 2004, cost of goods sold of $696,905 was recognized as a result of the sale of the Company's vanadium black flake inventory. Process milling expenditures for the second quarter and first six months of fiscal 2004 of $40,653 and $73,455 represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $1,766,399 and $3,421,566 as compared to the second quarter and first six months of fiscal 2003. The decrease is due to the fact that the Mill has been on stand-by since May 23, 2003. During the second quarter of fiscal 2004, the Company only received 111 tons of alternate feed material from the Linde site as compared to the first quarter of fiscal 2004 during which the

Company received 3,329 tons of Linde material. As of March 31, 2004, approximately 39,000 tons of material remained in stockpile waiting to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as uranium price and the amount of material available to be processed. In addition to the Linde material, the Company received 107 tons of material from another commercial generator.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. During the second quarter of fiscal 2004, the Mill did not process any alternate feed material, resulting in Mill stand-by expenditures of $654,540. In the comparable period for fiscal 2003, there were no stand-by expenses since the Mill was actively processing alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the second quarter and first six months of fiscal 2004 were $692,336 and $1,617,225 respectively as compared to $414,177 and $1,000,086 for the comparable periods in fiscal 2003. The increase of $278,159 and $617,139 as compared to the same periods in fiscal 2003 were primarily due to increased travel expenses due to the increased exploration activity, additional costs associated with setting up the Vancouver office and increased activity associated with the U.S. mining properties.

EXPLORATION

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. Total gross program expenditures, including capitalized exploration expenditures, for the second quarter of fiscal 2004 were $643,875, compared to first quarter expenditures of $160,583. The increase in expenditures was due to the ongoing drilling program, as well as additional geophysical programs. For the first six months of fiscal 2004, exploration expenditures of $58,553 were expensed, which were mostly related to miscellaneous contract services.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture ("GSJV") in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. The joint venture holds 5 exploration licenses totaling 1 million hectares. In the second quarter, the Company, on behalf of the GSJV, filed for seven additional exploration licenses in six separate areas, covering a total of 540,000 hectares. The new licenses were issued in the second quarter, bringing the joint venture's total land holding to 1.65 million hectares as of March 31, 2004. Other than the licensing of new lands in anticipation of a renewed exploration program later in fiscal 2004, this in-situ leach uranium project remained on stand-by. During the first six months of fiscal 2004 the Company spent approximately $52,378 on GSJV activities.

Precious and Base Metals Exploration

During the second quarter of fiscal 2004, the Company announced the sale of its precious and base metal exploration properties in Mongolia in consideration for 28 million shares of Fortress IT Corp. (Fortress). This transaction will constitute a reverse takeover of Fortress and IUC will own approximately 59% of Fortress. Until the sale is closed this program is being funded 100% by the Company, and, upon the closing of the transaction, Fortress will reimburse the Company for expenditures incurred from March 1, 2004 until the closing date. As of March 31, 2004, the Company controlled 73 licenses totaling 1.74 million hectares. The Company holds 100% of 51 licenses, and the remaining 22 licenses are held under an option to purchase. In the second quarter of 2004, the Company added 8 licenses totaling 115,000 hectares at the request of Fortress.

Total gross program expenditures, including capitalized exploration expenditures, for the second quarter of fiscal 2004 were $365,991 compared to the first quarter of fiscal 2004 of $408,777 bringing the total expenditures for the first six months to $774,768, an increase of $528,366 as compared to $246,402 in the first six months of fiscal 2003. The increase was due to the drilling program carried out on specific targets in western Mongolia and increased land payments.

OTHER INCOME AND EXPENSE

Net interest and other income for the second quarter and first six months of fiscal 2004 was $124,862 and $228,889 respectively, as compared to $235,096 and $368,562 for the second quarter and first six months of fiscal 2003. The decrease was primarily the result of lower realized gains on money market investments. Foreign exchange losses during the quarter were $112,734 due to the appreciation of the U.S. dollar vis-a-vis the Canadian dollar. This brought the year to date foreign exchange gain down to $28,365.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Company had cash and short-term investments of $10,074,209 and working capital of $12,650,003 as compared to cash and short-term investments of $4,729,039 and working capital of $7,294,884 at September 30, 2003. In the first six months of fiscal 2004 the increase of $5,355,119 in working capital was primarily due to the receipt of net proceeds from private placements for 6.7 million common shares at a price of Cdn $1.50 per share and 2 million flow through common shares at a price of Cdn $1.10 per share, offset by increased Canadian exploration activities and investment in share of JNR Resources Inc.

Net cash used in operating activities was $979,255 for the first six months of fiscal 2004 and consisted primarily of the net loss from continuing operations of $1,621,013, adjusted for non-cash items of depreciation of $229,552, offset by a decrease in inventory of $637,021, and decreases in accounts payable and accrued liabilities of $288,568. The increase in trade and other receivables during the quarter was primarily due to the amounts due from the sale of the vanadium black flake.

Net cash used in investment activities was $2,468,108 for the six months ended March 31, 2004 and consisted primarily of capitalized exploration expenditures in Mongolia and Canada of $1,532,663. Restricted investments increased by $181,113 as a result of interest income during the quarter, and the Company invested $723,225 in JNR Resources, Inc. during the first six months of fiscal 2004.

Net cash provided by financing activities for the three months ending March 31, 2004 totaled $8,792,533 and consisted primarily of proceeds from the issuance of
8.7 million common shares.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the timing and amount of future reclamation obligations and the recoverability of its capitalized mineral property expenditures.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

Set out below are the Company's principal contractual obligations in the following categories:

                                               Less than 1     1 to 3        3 to 5      More than
(expressed in thousands of dollars)                Year         Years        Years        5 Years
----------------------------------------------------------------------------------------------------
Operating lease obligations                         $112          $42          $3           $Nil
====================================================================================================

In addition, the Company has a reclamation obligation of $12,507,614, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill at any time, the Company currently has no intention of placing the Mill into reclamation in the foreseeable future.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. The Mill and mine reclamation estimates at March 31, 2004 are $12,507,614, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2004 and 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,288,000 and $12,106,947 respectively. The increase of $181,053 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shut down all of its uranium and uranium/vanadium mines and its

Mongolian Gurvan-Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to over $17.00 per pound U3O8 by the end of May 2004, and vanadium is currently trading in the range of $4.10 to $6.00 per pound V2O5, prices are still too low to justify the operation of the Company's U.S. mines given their higher cost of production. However, with these higher uranium prices, the Company is evaluating the possibility of recommencing development of its Gurvan-Saihan Joint Venture. In addition, the Company has acquired additional uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2004

With the recent increases in uranium price and the improvement in uranium market fundamentals, the Company will be putting more focus on acquisition and development of world-class uranium projects, including its Canadian exploration properties, while also continuing to aggressively pursue additional alternate feed material for the White Mesa Mill.

Revenues for the remainder of fiscal 2004 will depend on the timing and length of the next mill run and the decision by management to sell uranium and vanadium from inventories. Currently, the Company is performing confirmatory test work for a potential mill run later in the year, in which three alternate feed materials, which have uranium grades ranging from 2% to 10%, would be processed. In addition to these materials, the Company anticipates continuing to receive alternate feed materials from the Linde FUSRAP site throughout the year; however, volumes will be reduced. In addition to the Linde material, the Company is currently receiving material from a commercial generator and another uranium producer during the remainder of fiscal 2004. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are investigating alternative commercial arrangements, and re-evaluating the feasibility of the project, as a result of the Department of Energy's recent decision not to fund the program at this time.

With higher uranium prices, the Company is evaluating restarting activity in Mongolia on its Gurvan-Saihan Joint Venture. With respect to the U.S. uranium/vanadium mines, however, the Company intends to maintain those assets on stand-by. The Company is studying the feasibility of re-opening some of these mine sites pending further increases in uranium and vanadium prices.

In Canada, the Company's exploration program on its Moore Lake project, with JNR Resources Inc., will continue in 2004 with additional drilling and focused geophysical programs. In addition to the Moore Lake property, the Company will expand its exploration program to other properties held 100% by the Company or joint ventured with other companies, and will continue to joint venture or acquire additional properties in the Athabasca Basin.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals there from, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and development, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (United States Dollars)

                                                           MARCH 31, 2004     SEPTEMBER 30, 2003
                                                             (UNAUDITED)           (AUDITED)
                                                           --------------     ------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                $   8,984,249         $  3,639,079
   Short-term investments                                       1,089,960            1,089,960
   Trade and other receivables                                  1,764,948              833,038
   Inventories                                                  1,124,347            1,761,368
   Prepaid expenses and other                                     250,007              382,488
   Due from Urizon Joint Venture                                    2,835              451,152
                                                            -------------         ------------
                                                               13,216,346            8,157,085

   Plant and equipment, net                                     2,854,038            2,825,238
   Mineral properties                                           3,272,483            1,776,982
   Marketable securities (Note 2)                                 723,225                   --
   Investment in Urizon Joint Venture                             750,000              750,000
   Restricted investments (Note 3)                             12,288,060           12,106,947
                                                            -------------         ------------
                                                            $  33,104,152         $ 25,616,252
                                                            =============         ============

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                 $     558,150         $    847,729
   Notes payable                                                    8,193               14,472
                                                            -------------         ------------
                                                                  566,343              862,201

   Notes payable, net of current portion                           51,052               51,052
   Reclamation obligations (Note 4)                            12,507,614           12,320,983
   Deferred revenue                                             2,357,218            2,158,938
   Other long-term liability                                       99,593               98,582
                                                            -------------         ------------
                                                               15,581,820           15,491,756
                                                            -------------         ------------

SHAREHOLDERS' EQUITY
   Share capital (77,870,066 and 68,970,066
      shares issued and outstanding)                           46,734,345           37,935,533
   Value assigned to stock options (Note 6)                       220,037                   --
   Deficit                                                    (29,432,050)         (27,811,037)
                                                            -------------         ------------
                                                               17,522,332           10,124,496
                                                            -------------         ------------
                                                            $  33,104,152         $ 25,616,252
                                                            =============         ============


ON BEHALF OF THE BOARD



Ron F. Hochstein, Director                  Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (United States Dollars) (Unaudited)

                                                          THREE MONTHS ENDED MARCH 31          SIX MONTHS ENDED MARCH 31
                                                             2004             2003              2004             2003
                                                        ------------      ------------      ------------      ------------
OPERATIONS
Revenue
   Vanadium sales                                       $  1,582,628      $         --      $  1,582,628      $         --
   Process milling                                                --         4,817,797            31,452         9,091,904
   Engineering services                                       62,010                --           421,182                --
                                                        ------------      ------------      ------------      ------------
     Total revenue                                         1,644,638         4,817,797         2,035,262         9,091,904
                                                        ------------      ------------      ------------      ------------
Costs and expenses
   Vanadium cost of sales                                    696,905                --           696,905                --
   Process milling expenditures                               40,653         1,807,052            73,455         3,495,021
   Mill stand-by expenditures                                654,540                --         1,204,349                --
   Selling, general and administrative                       692,336           414,177         1,617,225         1,000,086
   Stock based compensation                                       --                --           220,037                --
   Exploration general                                        49,305                --            91,630            10,877
   Change in market value of other asset                          --                --                --           (79,000)
   Write-down of mineral properties                               --                --            37,162                --
   Depreciation                                                6,599             8,544            13,380            17,088
                                                        ------------      ------------      ------------      ------------
                                                           2,140,338         2,229,773         3,954,143         4,444,072
                                                        ------------      ------------      ------------      ------------
Operating (loss) income                                     (495,700)        2,588,024        (1,918,881)        4,647,832

   Net interest and other income                             124,862           235,096           228,889           368,562
   Gain (loss) on sale of land and equipment                  28,114               125            40,614            72,669
   Foreign exchange gain (loss)                             (112,734)              664            28,365               538
                                                        ------------      ------------      ------------      ------------
(Loss) income for the period                                (455,458)        2,823,909        (1,621,013)        5,089,601
                                                        ============      ============      ============      ============
Basic and diluted (loss) income per share               $      (0.01)     $       0.04      $      (0.02)     $       0.08
                                                        ============      ============      ============      ============

Basic weighted average number of shares outstanding       77,805,622        65,981,695        74,477,758        65,856,337

DEFICIT
Deficit, beginning of period                             (28,976,592)      (31,078,497)      (27,811,037)      (33,344,189)
   Net (loss) income for the period                         (455,458)        2,823,909        (1,621,013)        5,089,601
                                                        ------------      ------------      ------------      ------------
DEFICIT, END OF PERIOD                                  $(29,432,050)     $(28,254,588)     $(29,432,050)     $(28,254,588)
                                                        ============      ============      ============      ============

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (United States Dollars) (Unaudited)

                                                                THREE MONTHS ENDED MARCH 31         SIX MONTHS ENDED MARCH 31
                                                                    2004             2003            2004             2003
                                                               ------------      -----------      -----------      -----------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) income for the period                               $   (455,458)     $ 2,823,909      $(1,621,013)     $ 5,089,601
Items not affecting cash
   Depreciation                                                     112,877          151,028          229,552          347,731
   Gain on sale of equipment                                        (28,114)          (7,106)         (40,614)         (79,425)
   Gain on sale of short-term investments                                --         (121,806)              --         (121,806)
   Gain on disposition of other asset                                    --               --               --          (79,000)
   Write-down of mineral properties                                      --               --           37,162               --
Changes in non-cash working capital items
   (Increase) decrease in trade and other receivables            (1,351,992)         466,142         (483,593)        (552,621)
   Decrease (increase) in inventories                               637,704          186,732          637,021             (265)
   Decrease in other current assets                                   5,863           12,402          132,481          109,830
   Increase (decrease) in other accounts payable and
      accrued liabilities                                           120,400          199,546         (288,568)        (173,207)
   Increase (decrease) in deferred revenue                           14,174       (4,229,876)         198,280       (6,986,357)
   Stock based compensation                                              --               --          220,037               --
                                                               ------------      -----------      -----------      -----------
   NET CASH USED IN OPERATIONS                                     (944,546)        (519,029)        (979,255)      (2,445,519)
                                                               ------------      -----------      -----------      -----------

INVESTING ACTIVITIES

   Purchase of plant and equipment                                  (29,076)         (41,936)         (71,721)         (58,909)
   Mineral properties                                            (1,005,628)         (90,986)      (1,532,663)        (246,402)
   Purchase of intangible asset                                          --               --               --         (750,000)
   Proceeds from sale of short-term investments                          --        1,377,260               --        1,377,260
   Proceeds from sale of surplus equipment                           28,114           13,700           40,614           91,000
   Purchase of  marketable securities                              (570,865)        (996,675)        (723,225)        (996,675)
   (Increase) decrease in restricted investments                    (81,060)         887,374         (181,113)         768,550
                                                               ------------      -----------      -----------      -----------
   NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES          (1,658,515)       1,148,737       (2,468,108)         184,824
                                                               ------------      -----------      -----------      -----------

FINANCING ACTIVITIES

   Decrease in notes payable                                         (2,752)          (2,673)          (6,279)          (5,807)
   Settlement of other asset                                             --               --               --         (280,000)
   Issuance of common shares                                             --               --        8,747,097               --
   Exercise of employee stock options                                51,715           73,544           51,715           73,544
                                                               ------------      -----------      -----------      -----------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES               48,963           70,871        8,792,533         (212,263)
                                                               ------------      -----------      -----------      -----------

(Decrease) increase in cash and cash equivalents                 (2,554,098)         700,579        5,345,170       (2,472,958)
Cash and cash equivalents, beginning of period                   11,538,347        3,537,245        3,639,079        6,710,782
                                                               ------------      -----------      -----------      -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $  8,984,249      $ 4,237,824      $ 8,984,249      $ 4,237,824
                                                               ============      ===========      ===========      ===========

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2003 annual report.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statement of the Company. They do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2003 annual report.

2.   Marketable securities

     The Company has invested $723,225 in JNR Resources Inc. to purchase 3,500,000 shares during the first six months ended March 31, 2004, representing approximately 6% of the outstanding shares of JNR. As at March 31, 2004 the market value of the investment was $1,418,741.

3.   Restricted Investments

     Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note 3).


                                         March 31, 2004       September 30, 2003
                                         --------------       ------------------
    Cash and cash equivalents               $ 1,829,105              $ 2,177,688
    Fixed income securities                  10,458,955                9,929,259
                                            -----------              -----------
                                            $12,288,060              $12,106,947
                                            ===========              ===========


4.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At March 31, 2004, $12,507,614 was accrued for reclamation costs, and this amount also includes the bond posted in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities. The Company has deposited cash and fixed income securities on account of these obligations.

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

5.   Share Capital

  a. Authorized - unlimited number of common shares.

  b. Issued and outstanding

  Shares

                                           March 31, 2004     September 30, 2003
                                           --------------     ------------------
     Beginning of period                       68,970,066             65,735,066
     Employee stock options exercised             200,000              3,235,000
     Private placement                          8,700,000                     --
                                               ----------             ----------
     End of period                             77,870,066             68,970,066
                                               ==========             ==========


  Amount

                                           March 31, 2004     September 30, 2003
                                           --------------     ------------------
     Beginning of period                      $37,935,533            $37,466,609
     Employee stock options exercised              51,715                469,924
     Private placement                          8,747,097                     --
                                              -----------            -----------
     End of period                            $46,734,345            $37,935,533
                                              ===========            ===========

6.   Stock options

     The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

     Stock options outstanding and exercisable as of March 31 2004 were as follows:

                             Options Outstanding and Exercisable
    ------------------------------------------------------------------------------------------
                                 Average Remaining Contractual        Weighted Average
         Number Outstanding               Life (Years)             Exercise Price Per Share
    ------------------------------------------------------------------------------------------
              20,000                         0.22                        Cdn $0.37
             200,000                         0.75                        Cdn $0.30
             250,000                         1.53                        Cdn $0.31
            1,875,000                        2.55                        Cdn $1.01
              10,000                         2.79                        Cdn $1.36
             100,000                         2.96                        Cdn $2.43
    ------------------------------------------------------------------------------------------
            2,455,500                        2.30                        Cdn $0.93
    ==========================================================================================

     Outstanding options expire on June 2004, October 2005, November 2006, and March 2007.

     For income statement purposes the Company has elected to only expense stock-based compensation for non-employees, but not directors, officers and employees of the Company. In the first quarter of fiscal 2004, the Company expensed stock based compensation for non-employees in the amount of $220,037, which has been credited to value assigned to stock options. The compensation expense for the non-employees and the fair values of options included in pro-forma amounts below, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

    Dividend yield                                                        0%
    Average risk free interest rate                                    3.12%
    Expected volatility                                                  65%
    Expected life of options                                         3 years


     Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $73,075 for the second quarter of 2004 and $721,605 for first six months of fiscal 2004 in respect of its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

                                               3 Months Ended     6 Months Ended
                                               March 31, 2004     March 31, 2004
                                               --------------     --------------
    Net loss as reported                           $(455,458)       $(1,621,013)
    Compensation expense                           $ (73,075)       $  (721,605)
    Pro forma                                      $(528,533)       $(2,342,618)

    Basic and diluted loss per share:
    As reported                                    $   (0.01)       $     (0.02)
    Pro forma                                      $   (0.01)       $     (0.03)


     Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding for six months to March 31, 2004 was 74,477,758.

     Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7.   Segmented Information

  a. Geographic information

                                                    Six Months Ending
                                           March 31, 2004        March 31, 2003
                                           --------------        --------------
  Revenue
           United States                      $ 2,035,262            $9,091,904
                                              -----------            ----------
                                              $ 2,035,262            $9,091,904
                                              ===========            ==========


  Net Income (loss)
           Canada                             $  (452,461)           $  (59,007)
           United States                       (1,059,720)            5,183,004
           Mongolia                              (108,832)              (34,393)
                                              -----------            ----------
                                              $(1,621,013)           $5,089,601
                                              ===========            ==========


                                  At March 31, 2004     At September 30, 2003
  Total assets
           Canada                       $ 9,579,770               $   465,510
           United States                 21,320,214                23,047,594
           Mongolia                       2,204,168                 2,103,148
                                        -----------                ----------
                                        $33,104,152               $25,616,252
                                        ===========               ===========

8.   Contingency

     In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January, 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who assumed the contracts in question and is now performing the contracts with the Company. In May 2004 the Company received a formal Complaint under the bankruptcy proceedings, demanding that any such preferential payments be returned to the bankrupt's estate, unless the Company can demonstrate that such payments were made under contracts that were assumed by Shaw. The Company continues to dispute this claim and is currently in the process of providing such evidence to the bankrupt's estate in order to bring this matter to a resolution.

9.   Commitments

     On March 1, 2004, the Company entered into a letter of intent to transfer to Fortress IT Corporation its Bermudian subsidiary holding all of its precious metal and base metal exploration properties in Mongolia, in consideration for 28 million shares of Fortress giving the Company a 59% interest in Fortress.